Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Kinetics Mutual Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 10, 2014

VIA EDGAR TRANSMISSION

Ms. Monique Botkin
U.S. Securities and Exchange Commission (the “SEC”)
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

Re:	Kinetics Portfolios Trust (the “Trust”)
Registration No. 811-09923

Dear Ms. Botkin:

This correspondence is being filed in response to the verbal comments and suggestions provided by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”) to U.S. Bancorp Fund Services, LLC on June 13, 2014, regarding Amendment No. 26 to the Trust’s Registration Statement filed on Form N-1A.  Supplementally, the Trust undertakes to make the changes below associated with the Staff’s comments at its next opportunity, which will not be other than the Amendment to the Trust’s Registration Statement to annually update information for the Trust’s series in April, 2015.

For your convenience, the comments by the Staff have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

Investment Objective, Principal Investment Strategies and Principal Risks of the Alternative Income Portfolio and Other Portfolios Investing in Derivatives

1.
Staff Comment:  With respect to the seventh full paragraph in the Alternative Income Portfolio’s “Principal Risks of Investment” section on page 7 of the Prospectus and other Portfolios investing in derivatives, please confirm that the Portfolios have taken into account the considerations outlined in the letter dated July 30, 2010 from Mr. Barry D. Miller, Associate Director of the Office of Legal and Disclosure of the Commission, to Ms. Karrie McMillian, General Counsel of the Investment Company Institute, when drafting “Derivatives Risks”.

Response:  The Trust responds by confirming that the Trust has taken into account the considerations outlined in the letter dated July 30, 2010 from Mr. Barry D. Miller, Associate Director of the Office of Legal and Disclosure of the Commission, to Ms. Karrie McMillian, General Counsel of the Investment Company Institute, when drafting “Derivatives Risks”.

Investment Objective, Principal Investment Strategies and Principal Risks of the Multi-Disciplinary Portfolio

2.
Staff Comment:  Regarding “Credit Default Swap Agreements – The Multi-Disciplinary Portfolio” on page 29, please confirm the Multi-Disciplinary Portfolio will cover the full notional value of any credit default swap agreements.

Response:  The Trust responds by noting that the Multi-Disciplinary Portfolio, for swaps entered into on a net basis (i.e., the two payment streams are netted out with each party thereto receiving or paying, as the case may be, only the net amount of the two payments), it will maintain in a segregated account any liquid assets with a value at least equal to the net amount of the excess, if any, of the Portfolio’s obligations over its entitlement with respect to each swap (determined on a daily basis).  If the swap is not entered into on a net basis, the Portfolio will maintain in a segregated account liquid assets in an amount at least equal to its full obligation with respect to the swap.

Statement of Additional Information (the “SAI”)

General Information about Kinetics Portfolio Trust

3.
Staff Comment:  Consider including the following sentence, which is set forth in the Trust’s SAI on page 1, in the Trust’s Prospectus:  ‘The Funds and Portfolios are set up in a master/feeder fund structure whereby each Fund is a feeder fund that invests all of its investable assets in a “master” Portfolio.’

Response:  The Trust responds by including the following paragraph in the Trust’s Prospectus in the “Explanatory Note” section on page 5:  “The Trust is comprised of eight series of mutual funds, all of which are non-diversified, open-end management investment companies, except the Global Portfolio which is diversified.  Kinetics Mutual Funds, Inc. is comprised of eight series of mutual funds, all of which are open-end management investment companies (the “Funds”).  The Funds and Portfolios are set up in a master/feeder fund structure whereby each Fund is a feeder fund that invests all of its investable assets in a “master” Portfolio.”

Description of the Portfolios

4.
Staff Comment:  The Staff notes that the sentence “This Portfolio should not be used as a trading vehicle.” is included in each Portfolio’s description in the “Description of Portfolios” section of the SAI.  Please explain the meaning of this sentence.

Response:  The Trust responds by stating that the Portfolio is not recommended for use as a vehicle for those who seek the generation of short-term gains or for short-term hedging purposes.

Investment Adviser

5.	Staff Comment: Please define and confirm the firm to which the Trust is referring in the third sentence of the “Compensation” section on page 31.

Response:  The Trust responds by stating that the firm means Kinetics Asset Management LLC, the Trust’s investment adviser and by revising the sentence as follows:  “Bonuses are subjective and are not tied to performance of the Funds, but instead are based on the overall contribution to the ~~firm~~ Adviser.”

Financial Statements

6.	Staff Comment: Please disclose the date on which the Funds’ Annual Report at December 31, 2013 was filed with the SEC in the “Financial Statements” section on page 38.

Response:  The Trust responds by revising the first sentence of this section to read as follows:  “The audited financial statements for the Portfolios for the fiscal year ended December 31, 2013 are incorporated herein by reference to the Funds’ Annual Report at December 31, 2013 as filed with the SEC on March 10, 2014.”

In connection with this response to the Staff’s comments, the Trust, on behalf of the Portfolios, hereby states the following:

(1)
The Portfolios acknowledge that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Portfolios acknowledge that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Portfolios represent that they will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Fund.

If you have any questions regarding the enclosed, please do not hesitate to contact Michelle Nelson, Esq. at (414) 765-6611 or the undersigned at (914) 703-6900.

Very truly yours,

/s/ Jay Kesslen
Jay Kesslen
Vice President
KINETICS MUTUAL FUNDS, INC.

cc:  Drinker Biddle & Reath LLP